EXHIBIT 99.2

Mogo Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

1

Mogo Inc.

Interim Condensed Consolidated Statement of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	March 31, 2020	December 31, 2019
Assets			(audited)
Cash and cash equivalent		6,525	10,417
Loans receivable	5	55,115	88,655
Prepaid expenses, deposits and other assets		3,733	3,248
Investment portfolio	14	18,976	20,790
Deferred costs		-	137
Property and equipment	7	1,603	1,773
Right-of-use assets		4,601	4,821
Intangible assets	8	21,244	21,257
Total assets		111,797	151,098

Liabilities
Accounts payable and accruals		11,259	11,254
Lease liabilities		5,049	5,208
Credit facilities	9	45,442	76,472
Debentures	10	44,615	44,039
Convertible debentures	11	12,897	12,373
Total liabilities		119,262	149,346

Shareholders’ Equity (Deficit)
Share capital	18(a)	95,530	94,500
Contributed surplus		8,679	8,861
Deficit		(111,674)	(101,609)
Total shareholders’ equity (deficit)		(7,465)	1,752
Total equity and liabilities		111,797	151,098

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Minhas Mohamed” , Director

The accompanying notes are an integral part of these financial statements.

2

Mogo Inc.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	For the three months ended March 31,
	Note	2020	2019
Revenue
Subscription and services	12,4	5,811	6,658
Interest revenue		8,099	8,233
		13,910	14,891
Cost of revenue
Provision for loan losses, net of recoveries	5	5,338	4,063
Transaction costs		177	168
		5,515	4,231
Gross profit		8,395	10,660
Operating expenses
Technology and development		3,799	4,350
Marketing		1,238	1,656
Customer service and operations		2,153	1,973
General and administration		2,855	2,893
Total operating expenses		10,045	10,872
Loss from operations		(1,650)	(212)
Other expenses (income)
Credit facility interest expense	9	2,566	2,658
Debenture and other financing expense	6,10,11	2,093	2,039
Revaluation (gains) and losses	15	2,161	13
Other non-operating expenses	16	1,595	83
		8,415	4,793
Net loss and comprehensive loss		(10,065)	(5,005)

Net loss per share
Basic and fully diluted		(0.364)	(0.214)
Weighted average number of basic and fully diluted common shares (in 000’s)		27,652	23,384

The accompanying notes are an integral part of these financial statements.

3

Mogo Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2018	23,227	75,045	7,045	(90,784)	(8,694)
Loss and comprehensive loss	-	-	-	(5,005)	(5,005)
Stock based compensation	-	-	259	-	259
Options and Restricted share units (“RSUs”) exercised	295	998	(436)	-	562
Amortization of warrants	-	-	34	-	34
Balance, March 31, 2019	23,522	76,043	6,902	(95,789)	(12,844)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2019	27,558	94,500	8,861	(101,609)	1,752
Loss and comprehensive loss	-	-	-	(10,065)	(10,065)
Stock based compensation	-	-	214	-	214
Options and restricted share units (“RSUs”) exercised	6	30	(15)	-	15
Shares issued – Partial settlement of credit facility prepayment (note 9)	307	1,000	-	-	1,000
Amortization of warrants	-	-	(381)	-	(381)
Balance, March 31, 2020	27,871	95,530	8,679	(111,674)	(7,465)

The accompanying notes are an integral part of these financial statements.

4

Mogo Inc.

Interim Condensed Consolidated Statement of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Three months ended March 31,
	Note	2020	2019
Cash provided by (used in) the following activities:
Operating activities
Net loss and comprehensive loss		(10,065)	(5,005)
Items not affecting cash:
Depreciation and amortization		2,225	2,123
Post media warrant expense	18(d)	(245)	68
Gain on sale of loan book	5, 16	(1,676)	-
Credit facility prepayment expense	9	1,000	-
Other		49	-
Impairment of equipment	7	-	102
Provision for loan losses	5	5,672	4,513
Credit facility and debenture and other financing expense		4,658	4,697
Stock based compensation expense		214	259
Unrealized loss (gain) on derivative liability		-	39
Unrealized foreign exchange (gain) loss		27	(128)
Unrealized loss on investment portfolio		2,134	-
		3,993	6,668
Changes in:
Net issuance of loans receivable		(2,028)	(7,335)
Proceeds from sale of loan book		31,572	-
Prepaid expenses, deposits and other assets		(195)	(490)
Accounts payable and accruals		(50)	789
Cash generated from (used in) operating activities		33,292	(368)
Interest paid		(4,103)	(4,114)
Net cash provided by (used in) operating activities		29,189	(4,482)

Investing activities
Purchases of property and equipment		(23)	(49)
Investment in intangible assets		(1,848)	(2,123)
Net cash used in investing activities		(1,871)	(2,172)

Financing activities
Lease liabilities – principal payments		(159)	(247)
Net advances from debentures		(5)	222
Net advances from credit facilities		(31,061)	1,954
Cash payments on options exercised		15	561
Net cash (used in) provided by financing activities		(31,210)	2,490

Net decrease in cash		(3,892)	(4,164)
Cash and cash equivalent, beginning of period		10,417	20,439
Cash and cash equivalent, end of period		6,525	16,275

The accompanying notes are an integral part of these financial statements.

5

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

1.	Nature of operations

Mogo Inc. (formerly Difference Capital Financial Inc.) (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”) as further described in Note 13. The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, these financial statements reflect the continuing financial statements of Mogo Finance.

The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Using the Mogo platform, users can sign up for a free account and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. With the marketing partnership with one of Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

COVID-19 Pandemic

During the first quarter of 2020, the Canadian economy experienced significant disruption and market volatility related to the global COVID-19 pandemic. The overall impact of the pandemic is uncertain and dependent on actions taken by Canadian governments, businesses and individuals to limit spread of the COVID-19 virus, as well as government economic response and support efforts.

The rapid worldwide spread of COVID-19 is prompting governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, the Company’s priority is to safeguard the health and safety of its employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to the business operations as a result of this pandemic.

The Company has implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at its offices and is also maintaining regular communications with suppliers, customers and business partners to monitor any potential risks to its ongoing operations. Operationally, the Company has shifted its employees to work remotely, which has been a relatively easy transition given the digital nature of our business. The Company is working closely with customers to support them through this changing environment and in circumstances when necessary, offering more flexible options including extended payment terms, payment deferrals and interest relief.

As described in Note 3(o) of the audited consolidated financial statements for the year ended December 31, 2019, we make estimates and assumptions in preparing the financial statements. These estimates and assumptions have been made taking into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created. Actual results could differ materially from these estimates, in which case the impact would be recognized in the consolidated financial statements in future periods.

2.	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2019.The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at March 31, 2020.

The Company presents its interim condensed consolidated statement of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors (the “Board”) on June 3, 2020.

These interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

6

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

2.	Basis of presentation (Continued from previous page)

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to notes 9, 10, 11 and 17 for details on amounts that may come due in the next 12 months. The cash flows are management’s best projections based on current and anticipated market conditions. However, these projections are inherently uncertain due to the recent and fluidly evolving impact of the COVID-19 pandemic. The COVID-19 pandemic and its impact on the economy is constantly evolving in an unpredictable manner and presents many variables and contingencies for modeling. It is possible that underperformance to these projections could occur if business restrictions continue to prevail with duration and impact greater than currently anticipated.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its direct and indirect wholly-owned subsidiaries, Mogo Finance, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its special purpose entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019.

7

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

3.	Significant accounting policies

Significant accounting estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2019.

Impact of COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. This is an evolving situation and we will continue to evaluate and adapt on an ongoing basis. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2020, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

4.	Recast of Prior Period Amounts

During 2019, the Company changed its presentation of loan protection revenue and associated costs. Historically, the Company presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $1,460 for the three months ended March 31, 2019. The changes to the presentation of loan protection revenue and associated costs did not have an impact on the Company’s gross profit and net loss and comprehensive loss. The consolidated statement of financial position, consolidated statement of changes in equity and the consolidated statement of cash flows remain unchanged as a result of this recast.

	2019 (Previously reported)	Loan protection recast	2019 (Revised)

Total revenue	16,351	(1,460)	14,891
Cost of revenue	(5,691)	1,460	(4,231)
Gross profit	10,660	-	10,660

8

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

5.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
Current	67,647	69,949
Non-Current	2,613	34,726
	70,260	104,675

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 ECL measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

		As at March 31, 2020
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	55,392	-	-	55,392
Satisfactory	1-30 days past due	2,604	-	-	2,604
Lower risk	31-60 days past due	-	1,413	-	1,413
Higher risk	61-90 days past due	-	1,334	-	1,334
Non-performing	91+ days past due or bankrupt	-	-	9,517	9,517
	Gross loans receivable	57,996	2,747	9,517	70,260
	Allowance for loan losses	(7,314)	(1,812)	(6,019)	(15,145)
	Loans receivable, net	50,682	935	3,498	55,115

		As at December 31, 2019
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	87,910	-	-	87,910
Satisfactory	1-30 days past due	3,240	-	-	3,240
Lower risk	31-60 days past due	-	1,650	-	1,650
Higher risk	61-90 days past due	-	1,289	-	1,289
Non-performing	91+ days past due or bankrupt	-	-	10,586	10,586
	Gross loans receivable	91,150	2,939	10,586	104,675
	Allowance for loan losses	(7,477)	(1,784)	(6,759)	(16,020)
	Loans receivable, net	83,673	1,155	3,827	88,655

9

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

5.	Loans receivable (Continued from previous page)

The Company’s measurement of ECLs is impacted by forward looking indicators (FLIs) including the consideration of forward macroeconomic conditions. In light of the COVID-19 pandemic, management has applied a probability weighted approach to the measurement of ECL as at March 31, 2020, involving multiple stress scenarios and additional FLIs. Additional factors considered include the possibility of a prolonged economic recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty (including varying potential levels of defaults for customers who have been offered payment deferral plans), the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. Management intends to continue using these inputs to measure ECL as conditions surrounding the pandemic evolve.

The overall changes in the allowance for loan losses are summarized below:

Allowance for loan losses	Three months ended March 31, 2020	Year ended December 31, 2019	Three months ended March 31, 2019
Balance, beginning of period	16,020	15,409	15,409
Derecognition of provision associated with loan sale	(2,131)	-	-
Provision for loan losses	5,672	19,899	4,513
Charge offs	(4,416)	(19,288)	(4,420)
Balance, end of period	15,145	16,020	15,502

The provision for loan losses in the interim condensed consolidated statement of comprehensive loss is recorded net of recoveries for the three months ended March 31, 2020 of $334 (three months ended March 31, 2019 - $450).

On February 28, 2020, Mogo completed the sale of the majority of its non-current (“Liquid”) loan portfolio for gross consideration of $31,572, de-recognized net loan receivables of $29,896 and recognized a corresponding gain on sale of loan book amounting to $1,676. This gain is presented within other non-operating expenses, in the interim condensed consolidated statement of operations and comprehensive loss.

Mogo is also eligible for an additional performance-based payment of up to $1,500 payable upon achieving certain agreed-upon annual origination amounts under the 3-year lending partnership with the purchaser of the Liquid loan portfolio. These performance-based payments are not recognizable into revenue until the related performance milestones are fully achieved.

6.	Related party transactions

Related party transactions during the three months period ended March 31, 2020 consisted solely of transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2020 totaled $348 (December 31, 2019 – $348) with principal amounts maturing on July 2, 2022, being the maturity date of the Credit Facility – Other (see note 9 for details). The debentures bear annual interest rates from 10.0% to 18.0% (December 31, 2019 – 10.0% to 18.0%) with interest expense of $11 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $139-). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are subordinated to the Credit Facility – Other (note 9).

10

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2018	5,046	1,502	2,509	9,057
Additions	186	3	-	189
Disposals	(719)	(325)	-	(1,044)
Balance at December 31, 2019	4,513	1,180	2,509	8,202
Additions	24	-	-	24
Balance at March 31, 2020	4,537	1,180	2,509	8,226
Accumulated depreciation
Balance at December 31, 2018	3,672	899	1,470	6,041
Depreciation	749	116	465	1,330
Disposals	(660)	(282)	-	(942)
Balance at December 31, 2019	3,761	733	1,935	6,429
Depreciation	58	22	114	194
Balance at March 31, 2020	3,819	755	2,049	6,623
Net book value
At December 31, 2019	752	447	574	1,773
At March 31, 2020	718	425	460	1,603

The Company did not dispose of any property and equipment during the three months period ended March 31, 2020. During the three months ended March 31, 2019, the Company recognized a $102 loss on the disposal of computer equipment and furniture and fixtures, and recorded a non-cash expense in the interim condensed consolidated statement of operations and comprehensive loss.

Depreciation of $114 for the three months ended March 31, 2020 (March 31, 2019 - $116) is included in general and administration expenses. Depreciation expense of $80 for the three months ended March 31, 2020 (March 31, 2019 - $480) for all other property and equipment is included in technology and development costs.

11

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

8.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Acquired software licences	Total
Cost
Balance at December 31, 2018	26,901	898	3,356	31,155
Additions	-	8,438	-	8,438
Transfers	7,948	(7,948)	-	-
Balance at December 31, 2019	34,849	1,388	3,356	39,593
Additions	-	1,847	-	1,847
Transfers	1,666	(1,666)	-	-
Balance at March 31, 2020	36,515	1,569	3,356	41,440
Accumulated depreciation
Balance at December 31, 2018	9,374	-	3,123	12,497
Amortization	5,764	-	75	5,839
Balance at December 31, 2019	15,138	-	3,198	18,336
Amortization	1,848	-	12	1,860
Balance at March 31, 2020	16,986	-	3,210	20,196
Net book value
At December 31, 2019	19,711	1,388	158	21,257
At March 31, 2020	19,529	1,569	146	21,244

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets of $1,860 for the three months ended March 31, 2020 (March 31, 2019 – $1,289) is included in technology and development costs.

12

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

9.	Credit facilities

The Company’s credit facility, the “Credit Facility – Other” is used to finance the Company’s loan products. The facility matures on July 2, 2022. The credit facility is subject to variable interest rates that reference LIBOR, or under certain conditions, the Federal Funds Rate in effect.

On December 31, 2019, the Company amended its Credit Facility – Other. The amendments lowered the effective interest rate from a maximum of LIBOR plus 12.5% (with a LIBOR floor of 2%) to LIBOR plus 9% (with a LIBOR floor of 1.5%) effective July 2, 2020, payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. In addition, the amendment increased the available loan capital from $50 million to $60 million. There is a 0.33% fee on the available but undrawn portion of the $60 million facility.

On February 28, 2020, in conjunction with the sale of the majority of the Liquid loan portfolio, Mogo repaid and extinguished its Credit Facility – Liquid, which held a principal outstanding balance of approximately $28,683 immediately prior to derecognition. As part of extinguishing the facility in advance of its maturity, Mogo recognized a prepayment penalty of $2,500 of which $1,500 is payable in cash and of which $1,000 was settled in shares on March 5, 2020, through the issuance of 306,842 common shares, priced at $3.259 per share.

	March 31, 2020	December 31, 2019
Credit Facility – Other
Funds drawn	45,442	47,248

Credit Facility – Liquid
Funds drawn	-	29,255
Interest payable	-	191
Unamortized deferred financing cost	-	(222)
	-	29,224

	45,442	76,472

Credit facility is subject to certain covenants and events of default. As of March 31, 2020, the Company was in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the interim condensed consolidated statement of operations and comprehensive loss.

Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and will continue to refinance these credit facilities as they become due and payable.

10.	Debentures

Debentures require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2019 – 10.0% and 18.0%) with principal amounts due at various periods up to December 8, 2022. Interest expense on the debentures is included in debenture and other financing expense in the interim condensed consolidated statement of operations and comprehensive income (loss). For debenture interest owing related to the month of March 2020, the Company has exercised its right to capitalize the value of debenture interest to the principal balance of the debentures rather than payment in cash. Management will continue to use this feature as a tool to manage liquidity as it deems necessary.

Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2022, being the maturity date of the Credit Facility – Other.

	March 31, 2020	December 31, 2019
Principal balance	44,071	43,496
Interest payable	544	543
	44,615	44,039

13

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

10.	Debentures (Continued from previous page)

Management routinely reviews its outstanding debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance these long-term debentures as they become due and payable. The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2020	-
2021	-
2022	44,071
44,071

11.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of June 6, 2020. Subsequent to March 31, 2020, the Company amended the terms of the convertible debentures to extend the maturity date from May 31, 2020 to May 31, 2022. See note 19 for further details.

The interest is payable semi-annually on November 30 and May 31, at the Company’s option either i) in common shares of the Company, issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days prior to the payment date, or ii) in cash.

Upon maturity the convertible debentures are payable, at the Company’s option, either i) in common shares of the Company issued at a price equal to the 20-day VWAP of the common shares on the fifth day prior to the maturity date, or ii) in cash.

The Company may at any time that the 20-day VWAP of the common shares exceeds $5.75 per share, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at $5.00 per common share (the “Conversion Price”). Further, the convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at the Conversion Price of $5.00 per share.

The following table summarizes the carrying value of the convertible debentures as at March 31, 2020:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, March 31, 2020	Net book value, December 31, 2019
Convertible debentures	11,705	916	12,621	12,621
Transaction costs	(1,223)	(95)	(1,318)	(1,318)
Net proceeds	10,482	821	11,303	11,303
Accretion in carrying value of debenture liability	1,995	-	1,995	1,786
Interest payable	420	-	420	105
Accrued interest	-	-	-	1,276
Interest converted in shares and paid	-	-	-	(1,276)
	12,897	821	13,718	13,194

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amount of $524 for the three months ended March 31, 2020 (three months ended March 31, 2019 – $503) is included in debenture and other financing expense in the interim consolidated statement of operations and comprehensive loss.

14

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

12.	Revenue

Subscription and services

	Three months ended March 31,
	2020	2019
Revenue from contracts with customers	5,811	5,809
Other	-	849
Total	5,811	6,658

13.	Business combination

On June 21, 2019, Mogo Finance and the Company, formerly named Difference Capital Financial Inc. (“Difference”), completed a plan of arrangement (the “Business Combination”). Under the Business Combination, Mogo Finance amalgamated with a wholly-owned subsidiary of Difference. In connection with the Business Combination, Difference was continued into British Columbia and changed its name to Mogo Inc. and continues to execute on Mogo Finance’s vision of building the leading fintech platform in Canada. Details of this business combination were disclosed in note 21 of the Company’s annual financial statements for the year ended December 31, 2019.

14.	Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a)	Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

15

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

14.	Fair value of financial instruments (Continued from previous page)

(b)	Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. There has not been any transfer between fair value hierarchy levels during the three months ended March 31, 2020. The fair value disclosure of lease liabilities is also not required.

		Carrying amount				Fair value
March 31, 2020	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities		18,776	-	-	18,776	-	66	18,710	18,776
Partnership interest and other		200	-	-	200	-	-	200	200
		18,976	-	-	18,976
Financial assets not measured at fair value
Cash and cash equivalent		-	6,525	-	6,525	6,525	-	-	6,525
Loans receivable – current	5	-	67,647	-	67,647	-	67,647	-	67,647
Loans receivable – non-current	5	-	2,613	-	2,613	-	-	2,594	2,594
		-	76,785	-	76,785
Financial liabilities not measured at fair value
Accounts payable and accruals		-	-	11,259	11,259	-	11,259	-	11,259
Credit facilities	9	-	-	45,442	45,442	-	45,442	-	45,442
Debentures	10	-	-	44,615	44,615	-	44,732	-	44,732
Convertible debentures	11	-	-	12,897	12,897	-	12,897	-	12,897
		-	-	114,213	114,213

		Carrying amount				Fair value
December 31, 2019	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities		20,590	-	-	20,590	-	99	20,491	20,590
Partnership interest and other		200	-	-	200	-	-	200	200
		20,790	-	-	20,790
Financial assets not measured at fair value
Cash and cash equivalent		-	10,417	-	10,417	10,417	-	-	10,417
Loans receivable – current	5	-	69,949	-	69,949	-	69,647	-	69,647
Loans receivable – non-current	5	-	34,726	-	34,726	-	-	34,396	34,396
		-	115,092	-	115,092
Financial liabilities not measured at fair value
Accounts payable and accruals		-	-	11,254	11,254	-	11,254	-	11,254
Credit facilities	9	-	-	76,472	76,472	-	76,472	-	76,472
Debentures	10	-	-	44,039	44,039	-	44,867	-	44,867
Convertible debentures	11	-	-	12,373	12,373	-	12,373	-	12,373
		-	-	144,138	144,138

16

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

14.	Fair value of financial instruments (Continued from previous page)

(c)	Measurement of fair values:

(i)	Valuation techniques and significant unobservable inputs

The Company has been closely monitoring developments related to COVID-19, including the existing and potential impact on its investment portfolio. As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, we believe that there is increased uncertainty to input factors on fair value of our Level 3 investments, including revenue multiples, time to exit events and increased equity volatility.

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Financial instrument measured at FV

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and FV
Investment portfolio:
Equities
Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership
Loan receivable – non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing of cash flows • Discount rate 12%	• Changes to the expected timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

17

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

14.	Fair value of financial instruments (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value and classified as Level 3:

	March 31, 2020	December 31, 2019
Opening balance of Level 3 investements	20,691	-
Acquired in business combination with Difference	-	22,648
Disposal	-	(2,100)
Repayment of debenture	-	(14)
Unrealized exchange gain	609	(118)
Unrealized gain (loss) on investment portfolio	(2,390)	275
Balance of Level 3 investments, end of period	18,910	20,691

(ii)	Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

	Profit or loss
	Increase	Decrease
Investment portfolio:
31 March 2020 Adjusted market multiple (5% movement)	1,000	(1,000)
31 December 2019 Adjusted market multiple (5% movement)	1,000	(1,000)

15.	Revaluation (gains) and losses

	Three months ended March 31,
	2020	2019
Unrealized exchange loss (gain)	27	(128)
Change in fair value due to revaluation of derivative liability	-	39
Unrealized loss on investment portfolio	2,423	-
Unrealized (gain) on other receivable	(289)	-
Impairment of equipment	-	102
	2,161	13

18

 Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

16.	Other non-operating expenses

	Three months ended March 31,
	2020	2019
(Gain) on sale of loan book	(1,676)	-
Credit facility prepayment and related expenses	2,599	-
Restructuring and other	672	83
	1,595	83

On February 28, 2020, Mogo completed the sale of the majority of its non-current (“Liquid”) loan portfolio and recognized a gain on sale of loan book amounting to $1,676 (refer to Note 5). On the same date, Mogo repaid and extinguished its Credit Facility – Liquid and recognized an early prepayment expense of $2,500 as a result of paying down the facility in advance of the maturity date (refer to Note 9). Mogo also recognized $99 of other related legal and termination expenses in connection with the transactions.

17.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

19

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

17.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third-party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 9 for further details.

($000s)
	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	1,077	1,481	1,370	1,355	1,274	3,881
Trade payables	5,910	-	-	-	-	-
Accrued wages and other expenses	5,349	-	-	-	-	-
Interest – Credit Facility - Other (note 9)	3,806	4,771	2,386	-	-	-
Interest – Debentures (note 10,11) (1)	5,062	5,938	2,969	-	-	-
Purchase obligations	1,052	1,052	1,052	-	-	-
	22,256	13,242	7,777	1,355	1,274	3,881
Commitments – principal repayments
Credit Facility – Other (note 9)	-	-	45,442	-	-	-
Debentures and convertible debentures(2) (note 10,11)	12,897	-	44,071	-	-	-
	12,897	-	89,513	-	-	-

Total contractual obligations	35,153	13,242	97,290	1,355	1,274	3,881

__________

(1)

The Company has the right to capitalize debenture interest to the principal balance of the debentures rather than payment in cash. Management has exercised this right as it relates to debenture interest for March 2020, and will continue to use this feature as a tool to manage liquidity as it deems necessary.

(2)

As at March 31, 2020, the contractual maturity date of the convertible debentures was May 31, 2020, and is thus presented as due in 2020 above. Subsequent to March 31, 2020, the Company amended the terms of the convertible debentures to extend the maturity date from May 31, 2020 to May 31, 2022. The convertible debentures are repayable in common shares at the discretion of the Company. See note 19 for further details.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include cash, investment portfolio, debentures, credit facilities and derivative financial liability.

20

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

17.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bears interest fluctuating with LIBOR. The Credit Facility - Other has a LIBOR floor of 2.0%. As at March 31, 2020, LIBOR is 0.92% (December 31, 2019 – 1.74%). A 50-basis point change in LIBOR would not increase or decrease credit facility interest expense.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $93.

(‘$000 in USD$)	March 31, 2020	December 31, 2019
Cash	100	322
Investment portfolio	6,250	7,060
Debentures	5,020	5,020

Other price risk

Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risks or currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market. Our investment portfolio comprises of non-listed closely held equity instruments which are not exposed to market prices. Fair valuation of our investment portfolio is conducted on a quarterly basis.

18.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at March 31, 2020, there are 27,870,604 common shares and no preferred shares issued and outstanding.

(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of common shares reserved for issuance under the Plan is the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. As a result of the Business Combination described in Note 13, there are an additional 536,000 options issued and outstanding as at December 31, 2019, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). These 536,000 options outstanding do not contribute towards the maximum number of common shares reserved for issuance under the Plan as described above.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

21

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

18.	Equity (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2018	3,108		3.88	1,965	3.80
Options granted	817	1.86	4.06
Replacement awards	536	1.69	2.64
Exercised	(356)	-	2.16
Forfeited	(408)	-	5.11
As at December 31, 2019	3,697		4.05	2,833	4.12
Options granted	150	-	2.32
Exercised	(6)	-	2.57
Forfeited	(9)	-	4.22
As at March 31, 2020	3,832		3.98	3,026	4.04

The above noted options have expiry dates ranging from November 2021 to December 2029.

 All grants issued in the three months ended March 31, 2020 related to non-employee stock options measured at the fair value of corresponding services received, rather than using the Black-Scholes option pricing model. No services were received during the three months ended March 31, 2020 in lieu of options issued to non-employees. The estimated fair value of options granted using the Black-Scholes option pricing model had the following assumptions:

	For the three months March 31, 2020	For the year ended December 31, 2019
Risk-free interest rate	-	1.17% - 1.83%
Expected life	-	5 years
Expected volatility in market price of shares	-	50%
Expected dividend yield	-	0%
Expected forfeiture rate	-	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using the data of comparable publicly traded companies operating in a similar segment.

Total share-based compensation costs related to options and RSUs for the three months period ended March 31, 2020 were $214 (three months period ended March 31, 2019 - $259).

(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

22

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2020 and 2019

18.	Equity (Continued from previous page)

Details of outstanding RSUs as at March 31, 2020 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2018	246
Granted	-
Converted	(94)
Expired	(11)
Outstanding, December 31, 2019	141
Expired	(1)
Outstanding, March 31, 2020	140

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price (Warrants Exercisable) $
As at December 31, 2018	1,779	2.66	982	2.42
Warrants exercised	(583)	2.05	-	-
As at December 31, 2019	1,196	2.96	598	2.96
Warrants Issued	350	3.54	-	-
As at March 31, 2020	1,546		897	2.96

The 1,546,120 warrants outstanding noted above have expiry dates ranging from January 2021 to January 2023.

Effective January 1, 2020, Mogo amended and extended the Postmedia Agreement for an additional two years expiring on December 31, 2022. Under the amended and extended Postmedia Agreement, Postmedia receives a quarterly revenue share payment of $263, reduced from $527 in Q4 2019. Further, the contractual life of 50% of the warrants previously issued to Postmedia was extended to seven years such that the new expiry date is January 25, 2023.

Mogo also issued to Postmedia 3.5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years. Total warrant expense for the new warrants for the three months period ended March 31, 2020 were $14.

In light of the ongoing COVID-19 pandemic, on June 3, 2020, we entered into a further amendment with Postmedia pursuant to which Postmedia agreed to waive certain amounts payable by Mogo through December 31, 2020 in exchange for the Mogo reducing the exercise price of the 1,546,120 common share purchase warrants previously issued to Postmedia, subject to Toronto Stock Exchange approval.

	(e)	Loss per share

Loss per share is based on consolidated comprehensive loss for the three months ended March 31, 2020 divided by the weighted average number of shares outstanding during that period. Diluted loss per share is computed in accordance with the treasury stock method and is based on the weighted average number of shares and dilutive share equivalents.

The outstanding stock options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

19.	Subsequent event

On May 27, 2020, the Company entered into a second supplemental convertible debenture indenture with Computershare Trust Company of Canada to give effect to certain amendments to its 10% convertible senior secured debentures which were approved at an extraordinary meeting of convertible debenture holders held on May 22, 2020. The amendments include, among other things, extending the maturity date of the convertible debentures from May 31, 2020 to May 31, 2022 and reducing the conversion price of the principal by 45% from $5.00 to $2.75 per common share, all as more fully set forth in the management information circular of the Company dated April 17, 2020 and the press release issued by the Company dated May 7, 2020.

23